John Mahon

202.729.7477

Writer’s E-mail Address

John.Mahon@srz.com

March 15, 2019

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	YieldStreet Multi-Asset Fund Inc.
Registration	Statement on Form N-2

(File Nos. 333-228959 and 811-23407)

Dear Mr. Bartz:

On behalf of YieldStreet Multi-Asset Fund Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on February 21, 2019 with respect to the Company’s Registration Statement on Form N-2 (File Nos. 333-228959 and 811-23407), filed with the Commission on December 21, 2018 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prospectus. Where revisions to the Prospectus are referenced in the below responses, such revisions are indicated by proposed marked pages from the Prospectus attached hereto.

1.	Comment: Please advise us whether FINRA has approved the proposed underwriting terms and arrangements of the Company’s offering.

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to retain an underwriter, broker-dealer or distribution agent in connection with the offer and sale of the shares to which the Registration Statement pertains. In addition, the Company confirms that it does not presently intend to charge any underwriting discount or commission, placement fee or similar charge with respect to the purchase of shares from the Company under the Registration Statement. As a result, the Company does not believe that a filing with FINRA is required in connection with the offering to which the Registration Statement pertains. However, to the extent the Company in the future were to elect to retain such an underwriter, broker-dealer or placement agent, it confirms to the Staff that it would file a post-effective amendment to the Registration Statement to reflect such change in distribution, and would require that any such underwriter, broker-dealer or placement agent submit the proposed underwriting or distribution terms and arrangements to FINRA for its review and approval.

Mr. Edward Bartz

March 15, 2019

2.	Comment: If the Company’s investments will include emerging markets, please disclose the risks of such investments in the “Prospectus Summary” and “Risk Factors” sections of the Prospectus.

Response: The Company advises the Staff on a supplemental basis that it does not expect a material portion, if any, of its investments to come from emerging markets.

3.	Comment: Please advise us on a supplemental basis whether the Company intends to acquire loans sourced by peer to peer networks, such as Prosper. If so, we may have additional comments.

Response: The Company advises the Staff on a supplemental basis that it does not currently expect to source investment opportunities in peer-to-peer loans (i.e., loans funded by individuals acting as lenders and made to other individuals as borrowers) from such peer-to-peer networks.

4.	Comment: Please advise us on a supplemental basis whether the Company presently intends to issue preferred stock within the first twelve months after commencing the offering referenced in the Registration Statement? If so, we may have additional comments.

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to issue preferred stock within the twelve months following commencement of the offering to which the Registration Statement relates.

Cover Page

5.	Comment: We note that most of the Company’s investments are expected to be in private companies, and will therefore be relatively illiquid. Please revise the disclosure on the cover page of the Prospectus to highlight the relatively illiquid nature of the Company’s investments.

Response: The Company has revised the disclosure set forth on the cover page of the Prospectus in response to the Staff’s comment.

6.	Comment: On the cover page of the Prospectus, please disclose the expected credit quality and maturity of the Company’s debt investments and please use the term “junk bonds” to describe debt instruments that will be rated below investment grade or which, if unrated, would be rated below investment grade if they were rated. Please include corresponding disclosure in the “Prospectus Summary – Investment Strategy” section of the Prospectus.

Mr. Edward Bartz

March 15, 2019

Response: The Company has revised the disclosure set forth on the cover page and in the “Prospectus Summary – Investment Strategy” section of the Prospectus in response to the Staff’s comment.

7.	Comment: We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant-lite loans” are increasingly common. See, e.g., “Leveraged Loans Not as Safe as They Once Were,” Wall Street Journal (August 16, 2018). If the Company intends to invest in covenant-lite loans, please describe such loans and the extent to which the Company may invest in such loans on the cover page of the Prospectus. Please also consider enhancing the disclosure of the risks of such loans in the Risk Factors section.

Response: The Company has revised the disclosure set forth on the cover page and in the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

8.	Comment: We note the first bolded paragraph on the second page of the cover page of the Prospectus. Please move such disclosure to the initial page of the cover page of the Prospectus and revise such disclosure to present the statements therein in bullet-point format. In addition, please revise the sentence included therein regarding the Company’s proposed timing for a liquidity event to insert the phrase “at least” between the phrases “may not occur until” and “three years following completion of this offering.”

Response: The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

Prospectus Summary

9.	Comment: We note the reference to the use of Contingent Funding Agreements under the subheading “About Our Adviser” Please revise such disclosure to explain in greater detail how such Contingent Funding Agreements will work, including whether such agreements will be obligations of the Company, as well as whether and how the originators referenced in such disclosure will receive compensation in connection with such Contingent Funding Agreements. In addition, please advise us on a supplemental basis how you intend to advise prospective investors about specific Contingent Funding Agreements that the Company may enter into, including what filings you expect to make in connection therewith.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it intends to provide disclosure regarding the specific terms of any new Contingent Funding Agreement through a supplement to the Prospectus that it intends to file with the Commission pursuant to Rule 497 promptly upon execution of any such Contingent Funding Agreement. All such supplements will be provided to prospective investors prior to their submission of any subscription for the Company’s shares.

Mr. Edward Bartz

March 15, 2019

10.	Comment: Under the subheading “Risk Factors”, please revise the eighth and fourteenth bullet-points, respectively, to clarify whether the referenced change in interest rates reflects an increase or decrease in such rates.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

11.	Comment: Under the subheading “Use of Proceeds”, please revise the disclosure to explain why it may take longer than three months to fully invest the proceeds of each closing of the offering to which the Registration Statement pertains.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

12.	Comment: Under the subheading “Share Repurchase Program”, please clarify the description of the amount of shares that may be repurchased with respect to any calendar quarter versus calendar year.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

13.	Comment: Under the subheading “Share Repurchase Program”, please revise the disclosure in the final sentence of the third paragraph thereunder to confirm that the Company intends to repurchase shares at a price equal to the net asset value of its common stock as most recently determined by the Company’s board of directors immediately prior to date of repurchase.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

14.	Comment: Under the subheading “Share Repurchase Program”, we note your reference to provisions of Maryland law that may prevent a repurchase from occurring. Please revise such disclosure to specifically cite the applicable provision of Maryland law.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Fees and Expenses

15.	Comment: Please provide us with a completed “Fees and Expenses” table and accompanying example in your response. We may have additional comments upon reviewing such revised disclosure.

Response: The Company has revised the above-referenced disclosure to remove blanks and complete the tabular disclosure set forth in the above-referenced section of the Prospectus in response to the Staff’s comment.

Mr. Edward Bartz

March 15, 2019

16.	Comment: Please revise the first sentence of the final paragraph of the “Fees and Expenses” section of the Prospectus to remove the phrase “and the expenses”.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Risk Factors

17.	Comment: Please revise the “Risk Factors” section of the Prospectus to highlight the potential risks to the Company from Contingent Funding Agreements.

Response: The Company has revised the “Risk Factor” section of the Prospectus in response to the Staff’s comment.

18.	Comment: Please revise the risk factor entitled “To the extent original issue discount and PIK interest …” to clarify the risk associated with Company’s adviser receiving fees tied, in part, to PIK interest earned on the Company’s portfolio, to the extent such fees are not refundable in the event of a default by the underlying borrower.

Response: The Company has revised the above-referenced risk factor in response to the Staff’s comment.

Investment Objective and Strategy

19.	Comment: Please confirm to us on a supplemental basis that the Company does not intend to invest in other investment vehicles comprising the YieldStreet Platform.

Response: The Company confirms to the Staff on a supplemental basis that, consistent with the restrictions set forth in Section 57 under the Investment Company Act of 1940, as amended (the “1940 Act”), it does not intend to invest in securities issued by any investment vehicles that comprise the YieldStreet Platform.

20.	Comment: Please advise us whether the Company will invest more than 15% of its total assets in hedge funds or similar private investment funds that would be investment companies, but for the exceptions set forth in Sections 3(c)(1) and 3(c)(7) under the 1940 Act. We may have additional comments.

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to invest more than 15% of its total assets in equity investments in externally-managed hedge funds or similar private investment funds that would be investment companies, but for the exceptions set forth in Sections 3(c)(1) and 3(c)(7) under the 1940 Act. The Company may, however, acquire Participation Interests from certain private credit funds, which would be structured as debt securities, though the borrowers on the Credit Investments underlying such Participation Interests would not generally be expected to rely on the exceptions from registration set forth in either Section 3(c)(1) or 3(c)(7) under the 1940 Act. The Company believes that such Participation Interests, where the underlying borrower is not a private investment fund relying on either Section 3(c)(1) or 3(c)(7) under the 1940 Act, do not raise the same type of concerns as direct equity investments in hedge funds or similar private investment funds, as the performance of the Participation Interest is tied to that of the underlying borrower, rather than the counterparty on such Participation Interest.

Mr. Edward Bartz

March 15, 2019

Similarly, the Company may in certain cases indirectly invest in underlying Credit Investments through joint venture or similar special-purpose vehicles structured by or with borrowers or other non-affiliated third party investors for tax, regulatory or operational considerations. To the extent such vehicles are not structured as static pool or single investment structures, they would be expected to be member-managed, with no third party investment manager or related management fees, and the Company would expect to negotiate approval or veto rights with respect to any additional assets that may be acquired by any such vehicle. As a result, as with the Participation Interests, the performance of the Company's investment in any such structure will be tied to the performance of the underlying Credit Investments the selection of which would remain subject to approval by the Company. In addition, the Company notes that there are a number of public credit funds, including both registered closed-end funds and business development companies, that invest in securities similar to the Participation Interests and joint venture investments that may comprise a portion of the Company’s investment portfolio from time to time.

Determination of Net Asset Value – Determinations in Connection with Offerings

21.	Comment: Please revise the disclosure set forth in the “Determination of Net Asset Value” section of the Prospectus under the subheading “Determinations in Connection with Offerings” to confirm that the Company will comply with the applicable requirements of Section 23(b) under the 1940 Act, including with respect to the determination of net asset value, in connection with the issuance of shares pursuant to the offering to which the Registration Statement relates.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Description of Our Capital Stock

22.	Comment: We note the references to the NASAA Omnibus Guidelines in the “Description of Our Capital Stock” section of the Prospectus. Please either delete such references, or explain to us on a supplemental basis their purpose.

Mr. Edward Bartz

March 15, 2019

Response: The Company has revised the disclosure throughout the “Description of Our Capital Stock” section of the Prospectus in response to the Staff’s comment.

23.	Comment: In the “Description of Our Capital Stock” section of the Prospectus under the subheading “Control Share Acquisitions”, please clarify that the Control Share Act has been found to conflict with the applicable provisions of the 1940 Act, and that it therefore would not be available to the Company.

Response: The Company has revised the disclosure set forth under the above-referenced subheading in response to the Staff’s comment.

24.	Comment: In the “Description of Our Capital Stock” section of the Prospectus under the subheading “Restrictions on Roll-Up Transactions”, please explain why the Company would be doing a roll-up transaction.

Response: The Company has revised the Prospectus to delete the disclosure under the above-referenced subheading.

25.	Comment: In the “Description of Our Capital Stock” section of the Prospectus under the subheading “Forum Selection Clause”, please revise the disclosure to clarify that any forum selection clause set forth in the Company’s bylaws would be inapplicable to any claims brought under federal securities laws, which may be brought in any otherwise qualified venue. Please also confirm that the Company acknowledges the inapplicability of any forum selection clause to federal securities laws. In addition, please revise the “Risk Factors” section of the Prospectus to reflect the risks associated with such a forum selection clause.

Response: The Company has revised the disclosure set forth under the above-referenced subheading, as well as in the “Risk Factors” section of the Prospectus, in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it does not believe that federal securities laws would necessarily preempt a valid forum selection clause, particularly in view of the fact that stockholders will be required to execute a subscription agreement prior to acquiring shares from the Company. Notably, the forum selection clause described in the above-referenced disclosure includes a provision for the filing of an action in U.S. District Court, to the extent state courts would be inappropriate or unavailable for adjudicating a particular claim.

Regulation

26.	Comment: In the “Regulation” section of the Statement of Additional Information under the subheading “Fundamental Investment Policies”, we note the reference to the Company not having a fundamental policy with respect to the concentration of its investments. Please revise the disclosure set forth therein to instead provide a specific discussion of the Company’s policy with respect to the concentration of its investments in particular industries or groups of industries, given that it does not intend to operate as a diversified investment company. In particular, we note that the Company may invest in financing investments, which would appear to reflect a concentration. In addition, please note that in the case of loan participations, both the participating entity interposed between the Company and the borrower, as well as the underlying borrower, should be considered for purposes of the Company’s concentration policy, in accordance with the Staff’s position set forth in Pilgrim Prime Rate Trust, SEC No-action Letter (pub. Avail. June 29, 1989).

Mr. Edward Bartz

March 15, 2019

Response: The Company has revised the disclosure set forth under the above-referenced subheading in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it does not believe that the position noted in the Staff’s comment and expressed in Pilgrim Prime Rate Trust with respect to the treatment of participation interests applies to the Company because it intends to operate as a non-diversified company within the meaning of Section 5(b)(2) of the 1940 Act. Specifically, in accordance with Section 5(b)(1) under the 1940 Act, a “diversified” fund is subject to the following limitations with respect to at least 75% of the value of its total assets: (i) the fund may not invest more than 5% in the securities of any one issuer (other than securities of the U.S. government and its agencies and instrumentalities), and (ii) the fund may not own more than 10% of the outstanding voting securities of any one issuer. In Pilgrim Prime Rate Trust, the Staff stated, in relevant part, that a diversified fund is required to treat both corporate borrowers and the lending intermediaries selling loan participation interests as issuers for purposes of the requirement that the fund not invest more than 5% of its total assets in the securities of any one issuer (the“5% Requirement”).

However, since the Company intends to operate as a non-diversified investment company pursuant to Section 5(b)(2) under the 1940 Act, it would not be required to comply with the 5% Requirement. In addition, the Company does not believe that the Staff’s position in Pilgrim Prime Rate Trust suggested that the Staff’s view on the treatment of loan participations in the context of a diversified investment company should be expanded more broadly to industry concentration policies of non-diversified investment companies under the 1940 Act. Notwithstanding the foregoing, the Company confirms that if it were to change its sub-classification under the 1940 Act in the future to be sub-classified as a diversified fund, the Company will treat both the financial intermediary and the borrower as “issuers” for purposes of compliance with the 5% Requirement when a bank loan or loan participation does not shift to the Company the direct debtor-creditor relationship with the borrower.

Accounting Comment

27.	Comment: Please discuss in your response letter the Company’s proposed method for accounting for ongoing offering costs in view of the continuous nature of the Company’s proposed offering. In addition, please cite the specific guidance the Company intends to rely on in using such method of accounting.

Response: The Company advises the Staff on a supplemental basis that, in accordance with the guidance set forth in the AICPA Audit Guide for Investment Companies, it intends to capitalize offering costs incurred prior to the commencement of operations as deferred charges until operations begin, and thereafter to amortize such expenses over twelve months on a straight-line basis. Ongoing offering expenses incurred after operations begin will be expensed as incurred. The Company will include disclosure with respect to such accounting methodology in the footnotes to its audited financial statements included in the Prospectus.

* * *

Mr. Edward Bartz

March 15, 2019

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc: Ivor Wolk, General Counsel / YieldStreet Multi-Asset Fund Inc.